INVEST IN **CIRCLEIT INC**

A healthy alternative to social media. Built for family legacy preservation & end-of-life services.



CircleIt
GENERATIONAL PLATFORM
Be There. Forever.
Available on the App Store
GET IT ON Google Play

circleit.com Chicago IL

Marketplace Minority Founder

Highlights

1. Previously raised $7.32M from VCs, Angel Investors & friends; 5.2M members in 175 countries.
2. 1 approved patent and 3 patents pending makes us a highly desired acquisition target.
3. Membership has grown 400% YOY with the expectation to add 20M new members in 2023. (not guaranteed)
4. Average rating of 4.7 on App Store & Google Play; ranked among the top 300 startups on Crunchbase.
5. We believe we can reach 100M valued members by 2025. (not guaranteed)
6. There is a privacy revolution brewing and we continue to benefit from Facebook's mass user exodus.
7. Named among Most Innovative Founders of 2022 by Exeleon Magazine
8. 12 Best App Startups to Watch in 2022 by Startupsavant.com.

Our Team



Art Shaikh Founder & CEO

Art is the Founder and CEO at CircleIt. Art has over 20 years of experience working for leading technology companies like Salesforce, Dun & Bradstreet. He's CircleIt's fearless leader and the man behind the idea.

Founder Art Shaikh was so inspired by his father's actions before his passing that it moved him to develop this new technology. Art's father had given him a box filled with family movies, hand-written cards and old photographs and asked Art to deliver these to family members on his behalf once he was no longer alive.



Rafi Sayyed CTO

Rafi has over 25 years of experience in the fintech, telecomm, insurance, and legal/regulatory industries and is skilled in end-to-end application development. At CircleIt, he leads a high-performing team of developers bringing CircleIt to life.



Teresa Duckworth VP of Communications

Teresa has over 20 years of branding experience and has confidently built and led creative and communication teams throughout her career. Here at CircleIt, she's responsible for ensuring our brand image and voice is consistent across all outlets.



Joe Karasin CMO

Joe has over 10 years experience in SEO, PPC, social media, and email marketing. Here at CircleIt, Joe enjoys working with the creative and marketing teams to develop comprehensive marketing strategies that deliver results.



Elizabeth Michals Lead Product Designer

Liz is a well-rounded designer with over 5 years experience across a wide range of design disciplines. Here at CircleIt, she's our UI/UX design master behind our Generational Platform & has

LEAD INVESTOR



Ryan Tworek

We invested in CircleIt as I've known the founder for over 20 years. I met with him on a visit to Chicago and he told me about the idea for CircleIt. I thought it was a great idea and he has brought it to life! What he has created is an app that will be used for generations! The love will be passed on from generation to generation and family will embrace their family even when they are not there with messages, videos and gifts. The operational side of CircleIt is great! They have retained 100% of the employees they have hired. People are dedicated to the vision Art has created. They also have a market leading acquisition cost as it's 5-10X less than what most apps are investing per new customer. My mom has Alzheimer's and working with her to share so that her grand kids will have memories. As the Baby Boomers and others become more of the population, they'll want to be their for their family even when they are not. We have diversified our investment between Roth IRA, IRA and cash. We believe this is a true chance to invest in a Unicorn and we believe in the founder, the team, the platform and the message!

Invested $1,000 this round & $205,000 previously

an impeccable eye for detail and extraordinary work ethics.

Series A funded, fast-growing startup based in Chicago. We're excited to launch this campaign for our early adopters. Soon we will open this opportunity to th WeFunder professional investor community.


CircleIt
GENERATIONAL PLATFORM
Be There. Forever.

With CircleIt you can chat, build your family tree and send cards to loved ones for free. CircleIt allows you to create and send cards to your loved ones that will magically unlock, days, years or decades from now.

Our Story

Art's father had given him a box filled with family movies, hand-written cards and old photographs and he asked Art to deliver these to family members on his behalf once he was no longer alive. Art's father wanted to continue to be there for his family... long after he was gone. This inspired Art to build CircleIt, so everyone can send cards and gifts to loved ones for any future date or life milestone even long after you're gone.


My father left me a box of treasured memories, meaningful trinkets, candid stories and cultivated wisdom, meant to be shared among family and stored for future generations. I am building this company in his honor.
Art Shaikh,
CircleIt Founder & CEO

People Want To Be There For Loved Ones

Our time is limited, and sometimes we know we won't be around for those special moments in the lives of our loved ones. A grandparent may not be there for a grandchild's wedding. A terminally ill mother may not make it to her child's graduation from high school. A police officer may end up making the ultimate sacrifice and miss future anniversaries with their spouse.


THE PROBLEM
People strive to stay connected.
Connected to work.
Connected to school.
Connected to friends.
Connected to family.
They crave involvement in the lives of their loved ones and look for outlets to help facilitate that.
In the end, everyone wants to leave their mark in this world.

services.


CircleIt
GENERATIONAL PLATFORM
Be There. Forever.

LEAD INVESTOR

Ryan Tworek

We invested in CircleIt as I've known the founder for over 20 years. I met with him on a visit to Chicago and he told me about the idea for CircleIt. I thought it was a great idea and he has brought it to life! What he has created is an app that will be used for generations! The love will be passed on from generation to generation and family will embrace their family even when they are not there with


Available on the App Store
GET IT ON Google Play

circleit.com Chicago IL

Marketplace Minority Founder

messages, videos and gifts. The operational side of CircleIt is great! They have retained 100% of the employees they have hired. People are dedicated to the vision Art has created. They also have a market leading acquisition cost as it's 5-10X less than what most apps are investing per new customer. My mom has Alzheimer's and working with her to share so that her grand kids will have memories. As the Baby Boomers and others become more of the population, they'll want to be their for their family even when they are not. We have diversified our investment between Roth IRA, IRA and cash. We believe this is a true chance to invest in a Unicorn and we believe in the founder, the team, the platform and the message!

Invested $1,000 this round & $205,000 previously

Highlights

1. Previously raised $7.32M from VCs, Angel Investors & friends; 5.2M members in 175 countries.
2. 1 approved patent and 3 patents pending makes us a highly desired acquisition target.

of your grandchild's wedding, or your son or daughter's retirement. With our **SmartCards**, you don't need to know a date in order to have a beautiful message delivered for a special occasion. You simply pick the occasion or milestone you want to commemorate, personalize the card, and select the Smart option, and like magic, CircleIt guarantees delivery on the correct day.


THE SOLUTION
Advancing technology makes generational connection possible.

Our success is truly measured in the joy our users derive from our technology. One such user, a terminally ill mother of 2. She has been using CircleIt to record messages for her children's future milestones like graduations and weddings. Her kids will be able to receive a message from her on those special occasions, although she won't be there for them.

➡️ **DAD SENDS FLOWERS FROM HEAVEN EVERY YEAR ON DAUGHTER'S BIRTHDAY**


Dad sends daughter bouquet of flowers years after he passed away.

➡️ **HUSBAND ARRANGED FOR VALENTINE'S DAY SURPRISE FROM HEAVEN**


Wife receives bouquet of flowers from heaven.

Our Evangelists

- **Baby Boomers** | Find leaving a lasting *legacy* priceless because family history, stories, memories, and values can last for generations. From now through 2030, 10,000 Baby Boomers each day will hit retirement age.

- **Mothers & Grandmothers** | Women ages 35 to 50 have been our biggest evangelist. On average they bring 10.8 people to our platform.
- **Military & Law Enforcement** | They all live with this thought "what if I don't come home tomorrow?" We are growing very fast in this community as we see them creating cards for their young kids.
- **Cancer & Alzheimer Community** | People who understand that life is short and tomorrow is not guaranteed are immediately attracted to our technology and what it can do for them and their loved ones.
- **The Medical Community** | Palliative care and hospice doctors see CircleIt as a valuable resource for their patients to communicate final messages to loved ones & minimize final regrets. Therapists & grief counselors see their clients finding peace of mind when receiving communication from their lost loved ones.


EARLY ADOPTERS
SHORT TIMERS
18M Annual Cancer Cases
50M Alzheimer's Patients
70M Baby Boomers
FORWARD THINKERS
139M Births per Year
24M First Time Moms
RISK TAKERS
66M Military Personnel
13M Law Enforcement
96M First Responders

We are not building social media, we're building something bigger. The problem we are solving is so unique that we were able to apply for **global patents** and trademarks. Our first patent was granted in 2019 and we have 3 others in the late stages of approval.


OUR PATENTS & TRADEMARKS
1 approved patent and 3 patents pending.
Title of invention: Method and systems for scheduling, indexing, categorizing, and triggering digital content & gifts for future delivery.
©2022 CircleIt name, symbol and logomarks are registered trademarks of CircleIt, Inc.
Patent

CircleIt started in 2018. During the initial years, we were in stealth mode building our technology. In 2021 we raised our Series A round of funding. With the new cash infusion we moved into our office in River North, Chicago and soon started improving and marketing our technology to the world. 2022 has been our best year so far as we have grown our member base by **400%**.


MILESTONES
2018
THE IDEA
OF CIRCLEIT
WAS BORN
2019
PATENT ISSUED
FOR GENERATIONAL
PLATFORM
2020
BETA VERSION
LAUNCHED
GLOBALLY
2021
SERIES A
$5.1M IN FUNDING
-
REACHED
1M USERS
2022
5.2M USERS
IN 175
COUNTRIES


MEET
THE TEAM
31 members globally
Art Shaikh
Founder & CEO
Allison Pagni
Board Member
Connor Crown
Board Member
Arjun Gupta
Board Observer
Orissa Claver
HR & Investor Relations
Rafi Sayyed
CTO
Sami Sayyed
Engineering
Tim McCarter
Project Manager
Elizabeth Michals
Product Designer
Teresa Duckworth
Brand Communication
Joe Karasin
Growth Marketing
Samantha Ruffolo
Lead Designer
Corto Gillespie
Producer & Director
Aisha Nawab
Finance & Ops
Lisa Roti
Brand Marketing

Our **Generational Platform** provides a private and secure app to capture your story, share it with your loved ones and preserve it for generations. We plan to generate revenues by expanding our gift marketplace and introducing a legal and financial service marketplaces to our members.


CIRCLEIT VISION
SECURE CHAT
FAMILY TREE
CARD STORE
GIFT MARKETPLACE
LEGAL MARKETPLACE
FINANCIAL MARKETPLACE
MOBILE APPLICATION
DESKTOP
CONCIERGE SERVICE
MILITARY GRADE PRIVACY, SECURITY & ENCRYPTION
AWS CLOUD
CIRCLEIT GENERATIONAL PLATFORM

As a new and innovative technology, CircleIt is constantly working on new features for our technology. CircleIt will introduce a series of premium features that will be introduced under tiered subscription levels. You can follow us on social media to learn about upcoming releases. Some of the new and exciting features we have planned in the near future include:

- **CircleIt for Kids** | A private alternative to social media
- **SmartCards** | AI prediction-based card delivery to any future milestones
- **MyStory** | Your life story preserved for future generations


OUR PLANS
STANDARD
$0.00
PREMIUM
$4.99
GOLD
$9.99
2 TB STORAGE
Create & send digital cards
Generational Profile
24/7 Support (web only)
SmartCards
Digital Will

We have a very strong internal digital marketing team which has been an integral part of CircleIt's growth. We have developed a comprehensive marketing strategy that delivers results. We are innovative, passionate experts executing data-driven strategies for business growth.


CUSTOMER ACQUISITION CHANNELS
SOCIAL MEDIA
PAID MEDIA
TRADITIONAL MARKETING
PUBLIC RELATIONS
SEARCH ENGINE
INFLUENCERS MARKETING
Digital channels provide us with the lowest acquisition cost

We have the **lowest customer acquisition cost** in the industry. We spend $1.17 in marketing to acquire a new member vs the industry average of $7.55 for all mobile apps, and the $18.08 in financial services.


ACQUISITION COST & CONVERSION RATE
$ 1.17
Global cost per user acquisition.
2.23%
11.23%
20.75%
Industry Average
Industry Average, Top 10%
CircleIt Conversion Rate
Conversion Rate: Website visit to download

We are a unique technology built to **never be deleted.** Our users will be members for life as CircleIt will continue to execute on their wishes, long after they are gone.


CUSTOMER LIFESPAN
We expect members in our premium and gold tiered plans to have an average consumer lifespan of 30 years.
6-12
13-20
21-29
30-34
35-49
50-64
65+
STANDARD MEMBER
PREMIUM MEMBER
GOLD MEMBER
Average Lifetime of Customer is 30 Years

We are seeing great demand and we expect to grow at 4x, year-over-year bringing millions of members to our platform and converting 1-2% of total members into paid members.


PROJECTED MEMBERSHIP GROWTH
20M
50M
100M
2023
2024
2025
Total Number of Members
200K
750K
2M
2023
2024
2025
Number of Paid Members

Forward-looking projections are not guaranteed.

Our LTV will continue to increase year-over-year for the lifespan of our customers. We have a lot to build and a lot to improve upon. Doing this crowdfunding raise will give us runway to deliver monetization. Once we have revenues we will take this to VC's for our Series B funding round.


ANNUAL REVENUE & LIFETIME VALUE
$60
$90
$120
2023
2024
2025
Average Annual Revenue per Paying Customer
$1,800
$2,700
$3,600
2023
2024
2025
Average Customer Lifetime Value (CLTV)

Forward-looking projections are not guaranteed.


PROJECTED REVENUE GROWTH
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
$12M
$67.5M
$240M
2023
2024
2025
Total Revenue

Forward-looking projections are not guaranteed.

Our Members Love CircleIt






App Store Preview
Ratings and Reviews
See All
4.7 out of 5
381 Ratings
tigerballz88, 07/16/2022
Great to Keep in Touch with Family & Frien...
Developer Response,
Shiraz Crixket, 06/02/2022
Phenomenal Idea and Simplistic Design
Developer Response,
Matt Yaroch, 06/15/2022
Awesome
Developer Response,
App Privacy
See Details
The developer, CircleIt Inc, indicated that the app's privacy practices may include handling of data as described below. For more information, see the developer's privacy policy.
Data Linked to You
The following data may be collected and linked to your identity:
Location
Contact Info
Contacts
User Content
Diagnostics


Google Play
Games
Apps
Movies & TV
Books
Kids
Ratings and reviews
4.4

JD, August 22, 2022 – Love this app! Very cool and innovative. Different from any other app and the ability to send cards and have them saved for the future in one place is awesome! Love that I can connect to other people and include family. As a caregiver it is so nice to have an app like this!

C

CanaansMomma, August 30, 2022 – I absolutely LOVE the future scheduling of all of it!!! I always have such good intentions to send a card or gift to someone but always manage to forget to do it by the time it comes around but not anymore. CircleIt lets me prepare it at the time I think of it but then "remembers" to send it out right on time. Yay I love it!!!

Amanda, August 21, 2022 – This app is absolutely amazing it's the perfect idea for any holiday or occasion. You can even just send a card just to tell somebody how much you love them when I say I love this app I freaking love this app I wish I could give it a million stars and that is not exaggerating I truly truly mean that thank you CircleIt!! Keep up the good work I will always recommend this app to all my friends and family 🥰❤️🙏🙏🙏🌻🌹😇😳🥰💐☺️

In The Press


Good Day CHICAGO
INTERVIEWS ART SHAIKH
New Platform Allows Family Members to Send Messages After They're Gone
Art Shaikh, founder and CEO of CircleIt, talks about their new technology that allows family members to celebrate milestones or send messages to loved ones after they've passed away.
CircleIt GENERATIONAL PLATFORM
FOX 32 CHICAGO


FOX 32
New platform allows family members to send messages after they're gone
4 minutes left
WITH THE CARECREDIT CREDIT CARD
APPLY NOW
Latest News


FOX 32
NEW TECH ALLOWS FAMILY MEMBERS TO SEND MESSAGES AFTER THEY'RE GONE
New platform allows family members to send messages after they're gone


IN - FOCUS
Creating a Moment of
Forever
ART SHAIKH
Founder & CEO
CircleIt
EXELEGH MAGAZINE
WWW.EXELEGHMAGAZINE.COM


Startup raises $5M to let you send loved ones gifts in the future—even after you're gone
Recommended

Fundraising

CircleIt has previously raised a total of $7.32M. Initial $1M in funding came from our founder Art Shaikh. Later, friends invested $1M in our seed round. Last year we raised $5.1M in Series A funding. This Series A round was driven by **TeleSoft Partners**, a silicon valley venture capital firm led by **Arjun Gupta**, and notable angel investor **Connor Crown.**

Building a big family of investors gave us access to folks with a diverse set of skills, connections and expertise to help us along our journey. **Now we want to expand our family further by including you, our beloved early adopters.**

We've been humbled by how many of our supporters have asked about investing in **CircleIt**. You now have the opportunity to invest alongside, and at the same valuation, as our Series A investors with our WeFunder campaign.

The funds raised here will help us accelerate our ambitions ahead of a Series B funding we are targeting for summer 2023. But more importantly, your investment strengthens the bond between us and our biggest asset – our amazing inner circle.

Experience CircleIt

If you're considering investing in CircleIt but haven't downloaded our app yet, we recommend you try us out!

- **App Store**
- **Google Play Store**
- **Website**
- **Crunchbase**


the team behind the unicorn


CircleIt
GENERATIONAL PLATFORM
Be There. Forever.
10 WEST HUBBARD STREET,
CHICAGO IL 60654
www.CircleIt.com

Downloads

Circlelt Pitch Deck.pdf